SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer
Date:  July 26, 2010

FEMSA Reports 2Q10 Continuing Operations
Revenue Growth of 8.1%

Monterrey, Mexico, July 26, 2010 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the second quarter of 2010.

Second Quarter 2010 Highlights:

•
FEMSA comparable consolidated total revenues and income from operations grew 8.1% and 5.9%, respectively, compared to the second quarter 2009, in spite of a still-challenging economic environment.   Excluding one-time Heineken transaction related expenses, comparable consolidated income from operations would have grown 11.0%.

•	Coca-Cola FEMSA total revenues and income from operations increased 4.1% and 11.2% respectively. Double-digit income from operations growth in Latincentro and Mercosur divisions drove these results.

•	FEMSA Comercio achieved a new milestone by opening over 1,000 net new stores in the last twelve months. Consolidated total revenues and income from operations increased 16.4% and 15.8%.

•	FEMSA closed its strategic transaction with Heineken during the second quarter of 2010. FEMSA’s consolidated results presented herein reflect the corresponding effects.

José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented: “While most macroeconomic data seems to indicate that the worst of the economic crisis has passed in Mexico, the consumer is only gradually reflecting a more bullish behavior, reflected in robust revenue trends at Coca-Cola FEMSA’s Mexico division as well as at FEMSA Comercio, even against tough comparison bases from last year. The Mercosur division of Coca-Cola FEMSA continued to be the standout volume performer, combining dynamic economic trends with our operators’ continued ability to pursue and capture opportunities. And so, halfway into the year our diversified platform and our team’s strong execution again allowed us to deliver a solid set of operating results. As you know, during the second quarter we consummated our transaction with Heineken, and we are filled with enthusiasm as we embark on a new stage in the history of our Company.”

FEMSA Consolidated

On April 30, 2010, FEMSA announced the closing of the strategic transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group (“the transaction”). For more information regarding this acquisition, please refer to the transaction filings available in www.femsa.com/investor. FEMSA’s consolidated results for the second quarter and for the first half of 2010 reflect the transaction effects and are presented on a comparable basis.

Comparable total revenues increased 8.1% compared to 2Q09 to Ps. 41.899 billion. FEMSA Comercio accounted for more than 70% of the incremental consolidated revenues, while Coca-Cola FEMSA provided the balance. For the first half of 2010, comparable consolidated total revenues increased 9.3% to Ps. 80.642 billion.

Comparable gross profit increased 7.1% compared to 2Q09 to Ps.17.541 billion in 2Q10. Gross margin decreased 40 basis points compared to the same period in 2009 to 41.9% of total revenues. Gross profit improvement at FEMSA Comercio partially compensated cost pressure at Coca-Cola FEMSA, where gross margin was impacted largely by year-over-year increases in sweetener costs.

For the first half of 2010, comparable gross profit increased 8.0% to Ps. 33.224 billion. Gross margin decreased 50 basis points compared to the same period in 2009 to 41.2% of total revenues. As was the case during the second quarter of 2010, FEMSA Comercio’s gross profit improvement partially offset raw-material-driven cost pressures at Coca-Cola FEMSA.

Comparable income from operations increased 5.9% to Ps. 5.331 billion in 2Q10 as compared to the same period in 2009. Consolidated operating margin decreased 30 basis points compared to 2Q09 to 12.7% of total revenues, driven by pressure on the gross margin as well as by one-time expenses related to the Heineken transaction.

For the first half of 2010, comparable income from operations increased 8.8% to Ps. 9.764 billion. Our consolidated operating margin year-to-date was 12.1% as a percentage of total revenues, a decrease of 10 basis points as compared to the same period of 2009, mainly due to raw material pressures at Coca-Cola FEMSA.

Net income from continuing operations increased 29.7% compared to 2Q09 to Ps. 3.795 billion in 2Q10, reflecting the fact that this line includes an estimate for two months of FEMSA’s 20% participation in Heineken’s first quarter 2010 net income.  The figures also reflect growth in comparable income from operations as well as a decrease in other expenses, which offset a higher integral result of financing during the quarter. This increase in integral result of financing resulted mostly from a positive comparison base during the same period of 2009. The effective income tax rate on continuing operations was 24.5% in 2Q10 compared to 30.1% in 2Q09, as the inclusion of the participation in Heineken’s estimated first quarter 2010 net income is shown net of taxes.

For the first half of 2010, net income for continuing operations increased 43.2% to Ps. 6.423 billion compared to the same period of 2009, primarily as a result of the combination of (i) growth in income from operations (ii) a lower integral result of financing during the period and (iii) the inclusion of an estimate for two months of FEMSA’s 20% participation in Heineken’s first quarter 2010 net income.

Gain from transaction with Heineken amounted to Ps. 26.465 billion in 2Q10, reflecting the difference between the market value of Heineken shares (20% equity interest) at the closing of the transaction and the book value of FEMSA’s beer operations as of the same date, net of transaction tax.

Net income from FEMSA’s former beer operations amounted to Ps. 216 million in 2Q10, reflecting the net income of FEMSA’s beer operations for the month of April 2010. For the first half of 2010, net income from beer operations amounted to Ps. 706 million, reflecting the net income of FEMSA’s beer operations for the first four months of 2010.

July 26, 2010

Net consolidated income amounted to Ps. 30.476 billion in 2Q10, reflecting the transaction-related effects as described above as well as the double-digit increase in FEMSA’s net income from continuing operations. Net majority income for 2Q10 resulted in Ps. 8.16 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 6.36 for the quarter. For the first half of 2010, net majority income per FEMSA Unit1 was Ps. 8.73 (US$ 6.80 per ADS).

Capital expenditures increased to Ps. 2.661 billion in 2Q10, driven by higher manufacturing investments at Coca-Cola FEMSA and the incremental investments in FEMSA Comercio related to store expansion.

Our consolidated balance sheet as of June 30, 2010, recorded a cash balance of Ps. 22.828 billion (US$ 1.779 billion), an increase of Ps. 5.693 billion (US$ 443.7 million) compared to the same period in 2009. Short-term debt was Ps. 2.798 billion (US$ 218.1 million), while long-term debt was Ps. 20.522 billion (US$ 1.599 billion). Our net debt balance was Ps. 492 million (US$ 38.4 million).

 Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 16.4% compared to 2Q09 to Ps. 15.774 billion in 2Q10 mainly driven by the opening of 339 net new stores in the quarter, reaching a new milestone of 1,020 total net new store openings in the last twelve months. As of June 30, 2010, FEMSA Comercio had a total of 7,831 convenience stores in Mexico, slightly ahead of schedule relative to the objective for the year. Same-store sales increased an average of 5.2% for the quarter over 2Q09, driven by a 5.6% increase in store traffic which offset the 0.4% decrease in the average customer ticket. During the quarter, the same-store sales, ticket and traffic dynamics continued to reflect a small effect from the mix shift from physical prepaid wireless air-time cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the electronic recharge. On a comparable basis excluding this change, the average ticket would have grown slightly in 2Q10.

For the first half of 2010, total revenues increased 15.4% to Ps. 29.259 billion. FEMSA Comercio´s same-store sales increased an average of 4.2%, driven by a 4.1% increase in store traffic, which still reflects a small effect from the mix shift from physical prepaid wireless air-time cards to the sale of electronic air-time, as described above.

Gross profit increased by 20.9% in 2Q10 compared to 2Q09, resulting in a 120 basis point gross margin expansion to reach 33.1% of total revenues. This increase reflects a positive mix shift due to the growth of higher margin categories, a more effective collaboration and execution with our key supplier partners combined with a more efficient use of promotion-related marketing resources, and to a lesser extent, the continued mix shift towards electronic air-time recharges as described above. For the first half of 2010, gross margin expanded by 100 basis points to 32.1% of total revenues.

Income from operations increased 15.8% over 2Q09 to Ps. 1.260 billion in 2Q10. Operating expenses increased 22.7% to Ps. 3.966 billion, largely driven by the growing number of stores as well as by incremental expenses such as (i) higher utility tariffs at the store level, (ii) the strengthening of FEMSA Comercio’s organizational structure, particularly IT-related, which was deferred last year in response to the challenging economic environment that prevailed in Mexico, (iii) increased marketing to drive the momentum of certain emerging categories, particularly Daily and Replenishment, and (iv) one-time expenses related to the Mexicali earthquake in April.  As a result, operating margin remained stable from 2Q09 at 8.0% of total revenues. For the first half of 2010, income from operations increased 19.8% to Ps. 1.879 billion, resulting in an operating margin of 6.4%, a 20 basis point expansion from the prior year.

1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2010 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 26, 2010

Recent Developments

On April 30, 2010, FEMSA announced the closing of the strategic transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group.

CONFERENCE CALL INFORMATION:

Our Second Quarter Conference Call will be held on: Monday July 26, 2010, 5:00 PM Eastern Time (4:00 PM Mexico City Time). To participate in the conference call, please dial: Domestic US: (877) 573-3228 International: (706) 679-0077, Conference Id 88049855. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading consumer company in Latin America. It controls Coca-Cola FEMSA, the largest Coca-Cola bottler in the region, and FEMSA Comercio, the largest and fastest growing convenience store operator in Mexico by number of stores, with over 7,800 outlets. FEMSA is also a significant investor in Heineken, a leading global brewer.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at June 30, 2010, which was 12.8306 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release to follow.

July 26, 2010

FEMSA
Consolidated Income Statement
Millions of Pesos
For the second quarter of:

	For the second quarter of:					For the six months of:
	2010(A)	% of rev.	2009(A)	% of rev.	% Increase	2010(A)	% of rev.	2009(A)	% of rev.	% Increase
Total revenues	41,899	100.0	38,747	100.0	8.1	80,642	100.0	73,773	100.0	9.3
Cost of sales	24,358	58.1	22,367	57.7	8.9	47,418	58.8	43,002	58.3	10.3
Gross profit	17,541	41.9	16,380	42.3	7.1	33,224	41.2	30,771	41.7	8.0
Administrative expenses	1,976	4.7	1,924	5.0	2.7	3,687	4.6	3,539	4.8	4.2
Selling expenses	10,234	24.4	9,420	24.3	8.6	19,773	24.5	18,260	24.7	8.3
Operating expenses	12,210	29.1	11,344	29.3	7.6	23,460	29.1	21,799	29.5	7.6
Income from operations	5,331	12.7	5,036	13.0	5.9	9,764	12.1	8,972	12.2	8.8
Other expenses	(320)		(474)		(32.5)	(518)		(838)		(38.2)
Interest expense	(729)		(997)		(26.9)	(1,477)		(2,185)		(32.4)
Interest income	228		291		(21.6)	530		583		(9.1)
Interest expense, net	(501)		(706)		(29.0)	(947)		(1,602)		(40.9)
Foreign exchange (loss) gain	(61)		14		N.S.	(356)		(348)		2.3
(Loss) gain on monetary position	101		110		(8.2)	256		193		32.6
Gain (loss) on financial instrument(1)	(33)		205		N.S.	102		115		(11.3)
Integral result of financing	(494)		(377)		31.0	(945)		(1,642)		(42.4)
Participation in Heineken results(2)	508		-		N.S.	508		-		N.S.
Income before income tax	5,025		4,185		20.1	8,809		6,492		35.7
Income tax	1,230		1,259		(2.3)	2,386		2,007		18.9
Net income from continuing operations	3,795		2,926		29.7	6,423		4,485		43.2
Gain from transaction with Heineken, net of taxes(3)	26,465		-		N.S.	26,465		-		N.S.
Net Income from FEMSA's former beer operations(4)	216		804		(73.1)	706		682		3.5
Net consolidated income	30,476		3,730		N.S.	33,594		5,167		N.S.
Net majority income	29,216		2,504		N.S.	31,234		3,254		N.S.
Net minority income	1,260		1,226		2.8	2,360		1,913		23.4
(A) This information is presented on a comparable basis.

EBITDA & CAPEX
Income from operations	5,331	12.7	5,036	13.0	5.9	9,764	12.1	8,972	12.2	8.8
Depreciation	914	2.2	947	2.4	(3.5)	1,821	2.3	1,866	2.5	(2.4)
Amortization & other(5)	471	1.1	315	0.9	49.5	964	1.2	731	1.0	31.9
EBITDA	6,716	16.0	6,298	16.3	6.6	12,549	15.6	11,569	15.7	8.5
CAPEX	2,661		1,763		50.9	4,234		2,962		42.9

FINANCIAL RATIOS	2010		2009		Var. p.p.
Liquidity(6)	1.53		1.04		0.49
Interest coverage(7)	13.41		8.92		4.48
Leverage(8)	0.49		1.07		(0.58)
Capitalization(9)	14.70%		28.31%		(13.61)

(1)	Includes solely derivative instruments that do not meet hedging criteria for accounting purposes.
(2)	Represents the two months estimated equity-method participation in Heineken's 1Q 2010 net income, adjusted to reflect FEMSA´s former beer operations for the same period.
(3)	Represents the difference between the market value of the Heineken shares (20% equity interest) and the book value of FEMSA's former beer operations, net of transaction tax, as of the closing date.
(4)	Represents the net income of FEMSA's former beer operations for the period ended April 30, 2010.
(5)	Includes returnable bottle breakage expense.
(6)	Total current assets / total current liabilities.
(7)	Income from operations + depreciation + amortization & other / interest expense, net.
(8)	Total liabilities / total stockholders' equity.
(9)	Total debt / long-term debt + stockholders' equity.
 Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans.

July 26, 2010

FEMSA
Consolidated Balance Sheet
Millions of Pesos
As of June 30:

ASSETS	2010(A)	2009(A)	% Increase
Cash and cash equivalents	22,828	17,135	33.2
Accounts receivable	5,588	4,794	16.6
Inventories	9,844	8,528	15.4
Other current assets	4,692	4,287	9.4
Current assests of Beer Operations	-	16,444	N.S.
Total current assets	42,952	51,188	(16.1)
Investments in shares	62,638	2,062	N.S.
Property, plant and equipment, net	39,203	37,326	5.0
Intangible assets(1)	51,786	50,062	3.4
Other assets	8,880	15,827	(43.9)
Non-Current assests of Beer Operations	-	55,964	N.S.
TOTAL ASSETS	205,459	212,429	(3.3)

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	1,225	3,538	(65.4)
Current maturities long-term debt	1,573	9,240	(83.0)
Interest payable	158	273	(42.1)
Operating liabilities	25,078	26,613	(5.8)
Current liabilities of Beer Operations	-	9,523	N.S.
Total current liabilities	28,034	49,187	(43.0)
Long-term debt (2)	20,522	22,659	(9.4)
Labor liabilities	1,841	1,637	12.5
Other liabilities	16,983	9,930	71.0
Non-Current liabilities of Beer Operations	-	26,494	N.S.
Total liabilities	67,380	109,907	(38.7)
Total stockholders’ equity	138,079	102,522	34.7
LIABILITIES AND STOCKHOLDERS’ EQUITY	205,459	212,429	(3.3)
(A)	This information is presented on a comparable basis.
(1)	Includes mainly the intangible assets generated by acquisitions.
(2)	Includes the effect of assigned and non assigned derivative financial instruments on long-term debt, for accountig purposes.

	June 30, 2010
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	13,270	57.0%	5.8%
Dollars	8,375	35.9%	4.5%
Colombian pesos	498	2.1%	4.8%
Argentinan pesos	1,148	4.9%	17.6%
Venezuelan bolivars	29	0.1%	14.2%
Total debt	23,320	100.0%	6.0%

Fixed rate(1)	11,914	51.1%
Variable rate(1)	11,406	48.9%

% of Total Debt	2010	2011	2012	2013	2014	2015	2016	+
DEBT MATURITY PROFILE	3.4%	9.3%	14.5%	17.0%	6.0%	12.1%	37.7%
(1) Includes the effect of interest rate swaps.

July 26, 2010

Coca-Cola FEMSA
Results of Operations
Millions of Pesos
For the first quarter of:

	For the second quarter of:					For the six months of:
	2010(A)	% of rev.	2009(A)	% of rev.	% Increase	2010(A)	% of rev.	2009(A)	% of rev.	% Increase
Total revenues	25,177	100.0	24,184	100.0	4.1	49,205	100.0	46,339	100.0	6.2
Cost of sales	13,522	53.7	12,757	52.7	6.0	26,650	54.2	24,631	53.2	8.2
Gross profit	11,655	46.3	11,427	47.3	2.0	22,555	45.8	21,708	46.8	3.9
Administrative expenses	1,011	4.0	1,344	5.6	(24.8)	2,062	4.2	2,385	5.1	(13.5)
Selling expenses	6,556	26.1	6,406	26.4	2.3	12,827	26.1	12,384	26.8	3.6
Operating expenses	7,567	30.1	7,750	32.0	(2.4)	14,889	30.3	14,769	31.9	0.8
Income from operations	4,088	16.2	3,677	15.2	11.2	7,666	15.6	6,939	15.0	10.5
Depreciation	645	2.6	717	3.0	(10.0)	1,294	2.6	1,414	3.1	(8.5)
Amortization & other	290	1.2	155	0.6	87.1	611	1.3	411	0.8	48.7
EBITDA	5,023	20.0	4,549	18.8	10.4	9,571	19.5	8,764	18.9	9.2
Capital expenditures	1,742		1,041		67.3	2,706		1,743		55.2
(A) Average Mexican Pesos of each year.

Sales volumes
(Millions of unit cases)
Mexico	343.1	54.2	329.2	54.3	4.2	614.4	50.2	601.6	51.8	2.1
Latincentro	143.5	22.6	142.4	23.4	0.8	296.7	24.3	275.1	23.7	7.9
Mercosur	147.2	23.2	135.4	22.3	8.7	312.1	25.5	284.5	24.5	9.7
Total	633.8	100.0	607.0	100.0	4.4	1,223.2	100.0	1,161.2	100.0	5.3

July 26, 2010

FEMSA Comercio
Results of Operations
Millions of Pesos
For the second quarter of:

	For the second quarter of:					For the six months of:
	2010(A)	% of rev.	2009(A)	% of rev.	% Increase	2010(A)	% of rev.	2009(A)	% of rev.	% Increase
Total revenues	15,774	100.0	13,554	100.0	16.4	29,259	100.0	25,355	100.0	15.4
Cost of sales	10,548	66.9	9,233	68.1	14.2	19,856	67.9	17,479	68.9	13.6
Gross profit	5,226	33.1	4,321	31.9	20.9	9,403	32.1	7,876	31.1	19.4
Administrative expenses	291	1.8	226	1.7	28.8	560	1.9	451	1.8	24.2
Selling expenses	3,675	23.3	3,007	22.2	22.2	6,964	23.8	5,856	23.1	18.9
Operating expenses	3,966	25.1	3,233	23.9	22.7	7,524	25.7	6,307	24.9	19.3
Income from operations	1,260	8.0	1,088	8.0	15.8	1,879	6.4	1,569	6.2	19.8
Depreciation	239	1.5	205	1.5	16.6	472	1.6	400	1.6	18.0
Amortization & other	144	0.9	127	1.0	13.4	284	1.0	254	1.0	11.8
EBITDA	1,643	10.4	1,420	10.5	15.7	2,635	9.0	2,223	8.8	18.5
Capital expenditures	772		675		14.4	1,367		1,172		16.6
(A) Average Mexican Pesos of each year.

Information of OXXO Stores
Total stores				7,831		6,811		15.0
Net new convenience stores	339	269	26.0	1,020	(2)	960	(2)	6.3
Same store data: (1)
Sales (thousands of pesos)	655.7	623.0	5.2	617.9		593.0		4.2
Traffic (thousands of transactions)	26.5	25.1	5.6	25.1		24.1		4.1
Ticket (pesos)	24.7	24.8	(0.4)	24.6		24.6		0.0
(1) Monthly average information per store, considering same stores with at least 13 months of operations.
(2) For the last twelve months for each period.

July 26, 2010

FEMSA
Macroeconomic Information

				End of period, Exchange Rates
	Inflation			Jun-10		Jun-09
		Jun- 09 -	December 09 -
	2Q 2010	Jun-10	Jun-10	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	-0.98%	3.69%	1.40%	12.66	1.0000	13.20	1.0000
Colombia	0.67%	2.24%	2.46%	1,916.46	0.0066	2,158.67	0.0061
Venezuela	9.93%	31.31%	16.30%	4.30	2.9434	2.15	6.1406
Brazil	1.05%	4.76%	3.38%	1.80	7.0256	1.95	6.7649
Argentina	2.33%	11.01%	5.88%	3.93	3.2197	3.80	3.4770
Euro Zone	0.59%	1.42%	1.05%	0.81	15.5310	0.71	18.6602

July 26, 2010

2010 SECOND-QUARTER AND FIRST SIX-MONTH RESULTS
	Second Quarter			YTD
	2010	2009	Δ%	2010	2009	Δ%

Total Revenues	25,177	24,184	4.1%	49,205	46,339	6.2%
Gross Profit	11,655	11,427	2.0%	22,555	21,708	3.9%
Operating Income	4,088	3,677	11.2%	7,666	6,939	10.5%
Net Controlling Interest Income	2,480	2,161	14.8%	4,613	3,499	31.8%
EBITDA(1)	5,023	4,549	10.4%	9,571	8,764	9.2%

Net Debt (2)	6,440	5,971	7.9%

(3) Net Debt / EBITDA	0.31	0.32
(3) EBITDA/ Interest Expense, net	15.38	10.00
(3) Earnings per Share	5.22	3.06
Capitalization(4)	19.3%	20.2%
Expressed in millions of Mexican pesos.
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 9 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + stockholders' equity)

    Total revenues reached Ps. 25,177 million in the second quarter of 2010, an increase of 4.1% compared to the second quarter of 2009; mainly driven by double-digit total revenue growth in our Mercosur division and a high single-digit total revenue growth in our Mexico division. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues grew approximately 16%.

    Consolidated operating income grew 11.2% to Ps. 4,088 million for the second quarter of 2010, driven by operating income growth recorded in every division. Our operating margin was 16.2% in the second quarter of 2010.

    Consolidated net controlling interest income increased 14.8% to Ps. 2,480 million in the second quarter of 2010, mainly reflecting higher operating income, resulting in earnings per share of Ps. 1.34 in the second quarter of 2010.

Mexico City (July 23, 2010), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America in terms of sales volume, announces results for the second quarter of 2010.

"Despite recent global economic volatility, our geographically balanced portfolio of franchise territories across Latin America delivered strong results for the quarter. Our Mexico and Mercosur divisions achieved significant top-line growth, driven by solid volume growth and tactical price increases implemented throughout our operations. Demonstrating its continued strength and consumer popularity throughout our territories, the Coca-Cola brand made a substantial contribution to our Company’s incremental volumes. We are pleased to serve a growing base of customers and consumers in one of the best markets in which to sell beverages worldwide, Latin America. During the quarter, we paid our shareholders a dividend of Ps. 2,612 million, an important increase over the preceding year—which extended our track record of rising dividend payments to seven years in a row. We believe that our Company has the right tools, talents, and capabilities to continue driving successfully our business going forward." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

July 23, 2010	Page 10

CONSOLIDATED RESULTS

Our consolidated total revenues increased 4.1% to Ps. 25,177 million in the second quarter of 2010, compared to the second quarter of 2009 despite the devaluation of the Venezuelan bolivar. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues grew approximately 16%, driven by growth in both volumes and pricing.

Total sales volume increased 4.4% to reach 633.8 million unit cases in the second quarter of 2010 as compared to the same period in 2009 as a result of (i) increases in sparkling beverages, mainly due to a 6% increase in the Coca-Cola brand across our territories, accounting for close to 65% of incremental volumes, (ii) our bottled water business, driven by the acquisition of Brisa in Colombia, representing more than 20% of incremental volumes, and (iii) still beverages sales volume, supported by the Jugos del Valle line of business across our territories, accounting for approximately 15% of incremental sales volume. Excluding Brisa, total sales volume increased 3.2%.

Our gross profit increased 2.0% to Ps. 11,655 million in the second quarter of 2010, compared to the second quarter of 2009. Cost of goods sold increased 6.0%, mainly driven by higher year-over-year sweetener costs across our territories, which were partially offset by the appreciation of the Brazilian real,(1) the Colombian peso(1) and the Mexican peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin reached 46.3% in the second quarter of 2010 as compared to 47.3% in the same period in 2009.

Our consolidated operating income increased 11.2% to Ps. 4,088 million in the second quarter of 2010, driven by operating income growth across all divisions. Operating expenses decreased 2.4% in the second quarter of 2010 mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, operating expenses grew mainly as a result of (i) continued marketing investment in our Mexico division to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability, (ii) marketing expenses in the Latincentro division, due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America, (iii) higher labor and freight costs in Argentina and (iv) higher labor costs in Venezuela. Our operating margin was 16.2% in the second quarter of 2010, an expansion of 100 basis points compared to the same period in 2009.

During the second quarter of 2010, we recorded Ps. 248 million in the other expense line. These expenses mainly reflected the recording of employee profit sharing.

Our comprehensive financing result in the second quarter of 2010 recorded an expense of Ps. 364 million as compared to a gain of Ps. 23 million in the same period of 2009, mainly driven by a foreign exchange loss generated by the depreciation of the Mexican peso within the quarter, as applied to our dollar-denominated net debt position.

During the second quarter of 2010, income tax, as a percentage of income before taxes, was 25.8% compared to 29.9% in the same period of 2009. This difference was mainly driven by the cancellation of a provision during the second quarter of 2010, which had been recorded in excess during 2009.

Our consolidated net controlling interest income(2) increased by 14.8% to Ps. 2,480 million in the second quarter of 2010 as compared to the second quarter of 2009, mainly as a result of higher operating income. Earnings per share (EPS) in the second quarter of 2010 were Ps. 1.34 (Ps. 13.43 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 14 for average and end of period exchange rates for the second quarter.
(2) Previously referred to as Majority Net Income; name changed in accordance with Mexican Financial Reporting Standards.

July 23, 2010	Page 11

BALANCE SHEET

As of June 30, 2010, we had a cash balance of Ps. 9,382 million, including US$ 492 million denominated in U.S. dollars, a decrease of Ps. 572 million compared to December 31, 2009, mainly as a result of debt and dividend payments made during the first half and net of the cash generated by our operations.

As of June 30, 2010, total short-term debt was Ps. 1,298 million and long-term debt was Ps. 14,524 million. Total debt decreased by Ps. 103 million compared with year-end 2009. During February we issued a Yankee Bond in the amount of US$ 500 million and used the proceeds to pay the maturity of our Ps. 2,000 million and Ps. 1,000 million Certificados Bursátiles on February and April, respectively, and for the prepayment of US$ 202 million of bilateral loans. Net debt increased Ps. 469 million compared to year-end 2009, mainly as a result of the dividend of Ps. 2,612 million paid in April, net of the cash we generated during the first half. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 674 million.(1)

The weighted average cost of debt for the quarter was 5.7%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2010:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	36.5%	38.0%
U.S. dollars	52.9%	4.6%
Colombian pesos	3.1%	100.0%
Venezuelan bolivars	0.2%	0.0%
Argentine pesos	7.3%	4.2%

(1) After giving effect to cross-currency swaps and interest rate swaps.
(2) Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2010	2011	2012	2013	2014	2015	+
% of Total Debt	5.0%	4.2%	21.3%	2.9%	8.8%	57.9%

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of June 30, 2010
Jun-10
Ps.
Income before taxes	6,691
Non cash charges to net income	2,725
9,416
Change in working capital	(2,617)
Resources Generated by Operating Activities	6,799
Investments	(2,738)
Debt Increase	590
Dividends declared and paid	(2,612)
Other	(929)
Increase in cash, cash equivalents and marketable securities	1,110
Cash, cash equivalents and marketable securities at begining of period	9,954
Translation Effect	(1,682)
Cash, cash equivalents and marketable securities at end of period	9,382

The difference between the debt decrease of the balance sheet and the debt increase in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as a part of the translation effect, in accordance with the Mexican Financial Reporting Standards.

July 23, 2010	Page 12

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 9.3% to Ps. 10,653 million in the second quarter of 2010, as compared to the same period in 2009. Increased average price per unit case accounted for approximately 55% of incremental revenues during the quarter. Average price per unit case reached Ps. 31.01, an increase of 5.4%, as compared to the second quarter of 2009, reflecting higher volumes from the Coca-Cola brand, which carries higher average price per unit case, and selective price increases implemented during the quarter. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 36.26, a 4.6% increase as compared to the same period in 2009.

Total sales volume increased 4.2% to 343.1 million unit cases in the second quarter of 2010, as compared to the second quarter of 2009. Sparkling beverages, mainly driven by a 5% growth of the Coca-Cola brand both in multi-serve and single-serve presentations, grew 5% and accounted for approximately 85% of incremental volume. The still beverage category, mainly driven by the Jugos del Valle product line, grew 12% and contributed more than 10% of incremental volumes, while an increase in personal bottled water compensated for lower volumes in bulk water and provided the balance.

Operating Income

Our gross profit increased 7.9% to Ps. 5,272 million in the second quarter of 2010 as compared to the same period in 2009. Cost of goods sold increased 10.7% as a result of higher sweetener costs, which were partially offset by the appreciation of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin decreased from 50.1% in the second quarter of 2009 to 49.5% in the same period of 2010.

Operating income increased 3.0% to Ps. 1,960 million in the second quarter of 2010, compared to Ps. 1,902 million in the same period of 2009. Operating expenses grew 10.9% mainly due to continued marketing investment to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin was 18.4% in the second quarter of 2010, compared to 19.5% in the same period of 2009.

(1) See page 14 for average and end of period exchange rates for the second quarter.

July 23, 2010	Page 13

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

As of June 1, 2009, Coca-Cola FEMSA started to distribute the Brisa portfolio in Colombia.

Revenues

Total revenues reached Ps. 7,367 million in the second quarter of 2010, a decrease of 15.0% as compared to the same period of 2009 mainly as a result of the devaluation of the Venezuelan bolivar. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues increased approximately 23% due to selective pricing initiatives implemented over the past several months across the division.

Total sales volume in our Latincentro division increased 0.8% to 143.5 million unit cases in the second quarter of 2010 as compared to the same period of 2009. Volume growth resulted from incremental water volumes, driven by the consolidation of the Brisa water business in Colombia; which more than compensated for a volume decline in Venezuela. Excluding the acquisition of Brisa in Colombia, the division’s total volumes would have decreased 4.4%.

Operating Income

Gross profit reached Ps. 3,423 million, a decrease of 16.3% in the second quarter of 2010, as compared to the same period of 2009. Cost of goods sold decreased 13.8% mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, cost of goods sold increased mainly driven by higher year-over-year sweetener costs across the division, which were partially compensated by the appreciation of the Colombian peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin decreased 70 basis points to 46.5% in the second quarter of 2010.

Our operating income increased 19.0% to Ps. 1,233 million in the second quarter of 2010, compared to the second quarter of 2009. Operating expenses decreased 28.3% mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, operating expenses grew as a result of continued marketing investments, mainly due to the integration of the Brisa portfolio in Colombia, the continued expansion of the Jugos del Valle line of business in Colombia and Central America and higher labor costs in Venezuela. Our operating margin reached 16.7% in the second quarter of 2010, as compared to 12.0% in the same period of 2009.

(1) See page 14 for average and end of period exchange rates for the second quarter.

July 23, 2010	Page 14

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 24.1% to Ps. 7,157 million in the second quarter of 2010, as compared to the same period of 2009. Excluding beer, which accounted for Ps. 745 million during the quarter, revenues increased 24.4% to Ps. 6,412 million. Higher average prices per unit case and volume growth accounted for approximately 75% of incremental revenues and a positive currency translation effect, resulting from the depreciation of the Mexican peso against the Brazilian real,(1) represented more than 25% of incremental revenues. On a currency neutral basis, our Mercosur division’s revenues increased approximately 18%.

Total sales volume in our Mercosur division increased 8.7% to 147.2 million unit cases in the second quarter of 2010 as compared to the same period of 2009. Volume growth was a result of (i) an 8% growth in sparkling beverages, driven by a 14% increase in the Coca-Cola brand in Brazil, accounting for more than 80% of incremental volumes, (ii) a 33% growth in the still beverage category, driven by the Jugos del Valle line of business in Brazil and Aquarius flavored water in Argentina, contributing close to 15% of incremental volumes, and (iii) a 4% increase in our bottled water category, representing the balance.

Operating Income

In the second quarter of 2010, our gross profit increased 20.9% to Ps. 2,960 million, as compared to the same period in 2009. Cost of goods sold increased 26.4% mainly due to higher cost of sweetener in the division and higher cost of PET in Argentina, which were partially compensated for by the appreciation of the Brazilian real(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin in the Mercosur division decreased 100 basis points to 41.4% in the second quarter of 2010.

Operating income increased 21.1%, reaching Ps. 895 million in the second quarter of 2010, as compared to Ps. 739 million in the same period of 2009. Operating expenses increased 20.8%, mainly driven by higher labor and freight costs in Argentina. Our operating margin was 12.5% in the second quarter of 2010, a decrease of 30 basis points as compared to the second quarter of 2009.

(1) See page 14 for average and end of period exchange rates for the second quarter.

July 23, 2010	Page 15

 SUMMARY OF SIX-MONTH RESULTS

Our consolidated total revenues increased 6.2% to Ps. 49,205 million in the first half of 2010, as compared to the first half of 2009, as a result of revenue growth in our Mercosur and Mexico divisions and despite the devaluation of the Venezuelan bolivar. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues increased approximately 18% in the first six months of 2010.

Total sales volume increased 5.3% to 1,223.2 million unit cases in the first half of 2010, as compared to the same period in 2009. The sparkling beverage category, driven by a 6% growth of the Coca-Cola brand, contributed more than 65% of incremental volumes. The consolidation of the Brisa water brand in Colombia drove an 8% growth in our bottled water portfolio, accounting for approximately 20% of incremental volumes and the still beverage category, mainly driven by the performance of the Jugos del Valle line of business across our territories, grew 14%, representing the balance. Excluding Brisa, total sales volume increased 3.6% to reach 1,203.3 million unit cases.

Our gross profit increased 3.9% to Ps. 22,555 million in the first half of 2010, as compared to the same period of 2009. Cost of goods sold increased 8.2% as a result of higher cost of sweetener across our operations, which was partially offset by the appreciation of the Brazilian real,(1) the Colombian peso(1) and the Mexican peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin reached 45.8% for the first six months of 2010, a decrease of 100 basis points as compared to the same period of 2009.

Our consolidated operating income increased 10.5% to Ps. 7,666 million in the first half 2010, as compared to 2009. Our Mercosur and Latincentro divisions accounted for this growth. Our operating margin was 15.6% for the first half of 2010, a 60 basis points expansion as compared to the same period of 2009.

Our consolidated net controlling interest income(2) increased by 31.8% to Ps. 4,613 million in the first six months of 2010 as compared to the same period of 2009, mainly as a result of higher operating income. Earnings per share (EPS) in the first half of 2010 were Ps. 2.50 (Ps. 24.98 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 14 for average and end of period exchange rates for the second quarter.
(2) Previously referred to as Majority Net Income; name changed in accordance with Mexican Financial Reporting Standards.

July 23, 2010	Page 16

CONFERENCE CALL INFORMATION

Our second-quarter 2010 Conference Call will be held on: July 23, 2010, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through July 30, 2010. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 23786500.
❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖
This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

July 23, 2010	Page 17

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	2Q 10	% Rev	2Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases) (2)	633.8		607.0		4.4%	1,223.2		1,161.2		5.3%
Average price per unit case (2)	38.41		38.58		-0.4%	38.83		38.61		0.5%
Net revenues	25,092		24,033		4.4%	49,000		46,062		6.4%
Other operating revenues	85		151		-43.7%	205		277		-26.0%
Total revenues	25,177	100%	24,184	100%	4.1%	49,205	100%	46,339	100%	6.2%
Cost of goods sold	13,522	53.7%	12,757	52.7%	6.0%	26,650	54.2%	24,631	53.2%	8.2%
Gross profit	11,655	46.3%	11,427	47.3%	2.0%	22,555	45.8%	21,708	46.8%	3.9%
Operating expenses	7,567	30.1%	7,750	32.0%	-2.4%	14,889	30.3%	14,769	31.9%	0.8%
Operating income	4,088	16.2%	3,677	15.2%	11.2%	7,666	15.6%	6,939	15.0%	10.5%
Other expenses, net	248		453		-45.3%	417		787		-47.0%
Interest expense	420		405		3.7%	794		1,033		-23.1%
Interest income	71		50		42.0%	155		121		28.1%
Interest expense, net	349		355		-1.7%	639		912		-29.9%
Foreign exchange loss (gain)	94		(68)		-238.2%	285		304		-6.3%
Gain on monetary position in Inflationary subsidiries	(105)		(109)		-3.7%	(258)		(193)		33.7%
Market value loss (gain) on ineffective portion of derivative instruments	26		(201)		-112.9%	(108)		(110)		-1.8%
Comprehensive financing result	364		(23)		-1682.6%	558		913		-38.9%
Income before taxes	3,476		3,247		7.1%	6,691		5,239		27.7%
Income taxes	896		972		-7.8%	1,856		1,586		17.0%
Consolidated net income	2,580		2,275		13.4%	4,835		3,653		32.4%
Net controlling interest income	2,480	9.9%	2,161	8.9%	14.8%	4,613	9.4%	3,499	7.6%	31.8%
Net non-controlling interest income	100		114		-12.3%	222		154		44.2%
Operating income	4,088	16.2%	3,677	15.2%	11.2%	7,666	15.6%	6,939	15.0%	10.5%
Depreciation	645		717		-10.0%	1,294		1,414		-8.5%
Amortization and other operative non-cash charges	290		155		87.1%	611		411		48.7%
EBITDA (4)	5,023	20.0%	4,549	18.8%	10.4%	9,571	19.5%	8,764	18.9%	9.2%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
As of June 1st, 2009, we integrated the operation of Brisa in the results of Colombia.

July 23, 2010	Page 18

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
Assets	Jun 10		Dec 09
Current Assets
Cash, cash equivalents and marketable securities	Ps.	9,382	Ps.	9,954
Total accounts receivable		4,118		5,931
Inventories		5,025		5,002
Other current assets		2,273		2,752
Total current assets		20,798		23,639
Property, plant and equipment
Property, plant and equipment		54,469		58,640
Accumulated depreciation		(24,824)		(27,397)
Total property, plant and equipment, net		29,645		31,243
Other non-current assets		54,189		55,779
Total Assets	Ps.	104,632	Ps.	110,661

Liabilities and Sharekholders' Equity	Jun 10		Dec 09
Current Liabilities
Short-term bank loans and notes	Ps.	1,298	Ps.	5,427
Suppliers		8,492		9,368
Other current liabilities		5,766		8,653
Total Current Liabilities		15,556		23,448
Long-term bank loans		14,524		10,498
Other long-term liabilities		7,062		8,243
Total Liabilities		37,142		42,189
Shareholders' Equity
Non-controlling interest		2,233		2,296
Total shareholders' equity		67,490		68,472
Liabilities and Sharekholders' Equity	Ps.	104,632	Ps.	110,661

July 23, 2010	Page 19

Mexico Division
Expressed in millions of Mexican pesos(1)

	2Q 10	% Rev	2Q 09	% Rev	Δ %	YTD 10	% Rev	YTD 09	% Rev	Δ %
Volume (million unit cases)	343.1		329.2		4.2%	614.4		601.6		2.1%
Average price per unit case	31.01		29.42		5.4%	30.81		29.58		4.2%
Net revenues	10,640		9,684		9.9%	18,928		17,794		6.4%
Other operating revenues	13		65		-80.0%	30		95		-68.4%
Total revenues	10,653	100.0%	9,749	100.0%	9.3%	18,958	100.0%	17,889	100.0%	6.0%
Cost of goods sold	5,381	50.5%	4,861	49.9%	10.7%	9,682	51.1%	8,925	49.9%	8.5%
Gross profit	5,272	49.5%	4,888	50.1%	7.9%	9,276	48.9%	8,964	50.1%	3.5%
Operating expenses	3,312	31.1%	2,986	30.6%	10.9%	6,204	32.7%	5,729	32.0%	8.3%
Operating income	1,960	18.4%	1,902	19.5%	3.0%	3,072	16.2%	3,235	18.1%	-5.0%
Depreciation, amortization & other operative non-cash charges	441	4.1%	382	3.9%	15.4%	896	4.7%	814	4.6%	10.1%
EBITDA (2)	2,401	22.5%	2,284	23.4%	5.1%	3,968	20.9%	4,049	22.6%	-2.0%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in millions of Mexican pesos(1)

	2Q 10	% Rev	2Q 09	% Rev	Δ %	YTD 10	% Rev	YTD 09	% Rev	Δ %
Volume (million unit cases)	143.5		142.4		0.8%	296.7		275.1		7.9%
Average price per unit Case	51.25		60.84		-15.8%	50.96		59.92		-14.9%
Net revenues	7,354		8,663		-15.1%	15,121		16,484		-8.3%
Other operating revenues	13		3		333.3%	20		2		900.0%
Total revenues	7,367	100.0%	8,666	100.0%	-15.0%	15,141	100.0%	16,486	100.0%	-8.2%
Cost of goods sold	3,944	53.5%	4,575	52.8%	-13.8%	8,169	54.0%	8,827	53.5%	-7.5%
Gross profit	3,423	46.5%	4,091	47.2%	-16.3%	6,972	46.0%	7,659	46.5%	-9.0%
Operating expenses	2,190	29.7%	3,055	35.3%	-28.3%	4,453	29.4%	5,604	34.0%	-20.5%
Operating income	1,233	16.7%	1,036	12.0%	19.0%	2,519	16.6%	2,055	12.5%	22.6%
Depreciation, amortization & other operative non-cash charges	323	4.4%	306	3.5%	5.6%	660	4.4%	624	3.8%	5.8%
EBITDA (2)	1,556	21.1%	1,342	15.5%	15.9%	3,179	21.0%	2,679	16.3%	18.7%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
 Since June 2009, we integrated Brisa in the operations of Colombia.

July 23, 2010	Page 20

Mercosur Division
Expressed in millions of Mexican pesos(1)
Financial figures include beer results

	2Q 10	% Rev	2Q 09	% Rev	Δ %	YTD 10	% Rev	YTD 09	% Rev	Δ %
Volume (million unit cases) (2)	147.2		135.4		8.7%	312.1		284.5		9.7%
Average price per unit case (2)	43.15		37.46		15.2%	43.07		37.12		16.0%
Net revenues	7,098		5,686		24.8%	14,951		11,784		26.9%
Other operating revenues	59		83		-28.9%	155		180		-13.9%
Total revenues	7,157	100.0%	5,769	100.0%	24.1%	15,106	100.0%	11,964	100.0%	26.3%
Cost of goods sold	4,197	58.6%	3,321	57.6%	26.4%	8,799	58.2%	6,879	57.5%	27.9%
Gross profit	2,960	41.4%	2,448	42.4%	20.9%	6,307	41.8%	5,085	42.5%	24.0%
Operating expenses	2,065	28.9%	1,709	29.6%	20.8%	4,232	28.0%	3,436	28.7%	23.2%
Operating income	895	12.5%	739	12.8%	21.1%	2,075	13.7%	1,649	13.8%	25.8%
Depreciation, Amortization & Other operative non-cash charges	171	2.4%	184	3.2%	-7.1%	349	2.3%	387	3.2%	-9.8%
EBITDA (3)	1,066	14.9%	923	16.0%	15.5%	2,424	16.0%	2,036	17.0%	19.1%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

July 23, 2010	Page 21

SELECTED INFORMATION

For the three months ended June 30, 2010 and 2009

Expressed in millions of Mexican pesos.

	2Q 10		2Q 09
Capex	1,742.2	Capex	1,041.3
Depreciation	645.0	Depreciation	717.0
Amortization & Other non-cash charges	290.0	Amortization & Other non-cash charges	155.0

VOLUME
Expressed in million unit cases

	2Q 10					2Q 09
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	248.9	16.0	59.6	18.6	343.1	237.2	15.2	60.1	16.7	329.2
Central America	29.5	1.4	0.1	3.1	34.1	30.0	1.4	0.1	2.9	34.4
Colombia	41.7	5.5	7.1	4.3	58.6	41.3	3.7	3.7	4.4	53.1
Venezuela	46.2	2.9	0.5	1.2	50.8	50.6	2.3	0.6	1.4	54.9
Latincentro	117.4	9.8	7.7	8.6	143.5	121.9	7.4	4.4	8.7	142.4
Brazil	96.9	4.3	0.4	3.9	105.6	85.9	4.0	0.5	2.7	93.1
Argentina	38.0	0.3	0.2	3.1	41.6	39.2	0.4	0.1	2.6	42.3
Mercosur	134.9	4.6	0.6	7.0	147.2	125.1	4.4	0.6	5.3	135.4
Total	501.2	30.4	67.9	34.3	633.8	484.2	27.0	65.1	30.7	607.0

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•
The Brisa water business was first included in our operations on June 1, 2009. The volume registered by this business in the months of April 2010 and May 2010 was 7.4 million unit cases and is presented separately in this note for comparison purposes. This volume is included in the results of Colombia, the Latincentro division, and Consolidated for the second quarter of 2010.

SELECTED INFORMATION

For the six months ended June 30, 2010 and 2009

Expressed in millions of Mexican pesos.

	YTD 10		YTD 09
Capex	2,706.4	Capex	1,742.6
Depreciation	1,294.0	Depreciation	1,414.0
Amortization & Other non-cash charges	611.0	Amortization & Other non-cash charges	411.0

VOLUME
Expressed in million unit cases

	YTD 10					YTD 09
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	448.7	27.0	104.9	33.8	614.4	433.3	27.3	110.0	31.0	601.6
Central America	59.4	3.1	0.2	6.0	68.7	57.0	2.8	0.2	5.3	65.3
Colombia	86.9	12.4	14.9	8.8	123.0	81.7	6.0	6.0	8.0	101.7
Venezuela	95.8	5.9	0.9	2.4	105.0	99.5	4.3	1.3	3.0	108.1
Latincentro	242.1	21.4	16.0	17.2	296.7	238.2	13.1	7.5	16.3	275.1
Brazil	203.8	10.8	1.2	7.7	223.5	180.2	9.6	1.1	5.2	196.1
Argentina	80.2	0.6	0.5	7.3	88.6	82.1	0.8	0.3	5.2	88.4
Mercosur	284.0	11.4	1.7	15.0	312.1	262.3	10.4	1.4	10.4	284.5
Total	974.8	59.8	122.6	66.0	1,223.2	933.8	50.8	118.9	57.7	1,161.2

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•
The Brisa water business was first included in our operations on June 1, 2009. The volume registered by this business in the months of January 2010 through May 2010 was 19.9 million unit cases and is presented separately in this note for comparison purposes. This volume is included in the results of Colombia, the Latincentro division, and Consolidated for the first half of 2010.

July 23, 2010	Page 22

June 2010
Macroeconomic Information

	Inflation (1)
	LTM	2Q 10	YTD

Mexico	3.69%	-0.98%	1.40%
Colombia	2.24%	0.67%	2.46%
Venezuela	31.31%	9.93%	16.30%
Brazil	4.76%	1.05%	3.38%
Argentina	11.01%	2.33%	5.88%

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	2Q 10	2Q 09	D%	YTD 10	YTD 09	D%

Mexico	12.5543	13.3578	-6.0%	12.6770	13.8601	-8.5%
Guatemala	8.0033	8.1084	-1.3%	8.0944	8.0314	0.8%
Nicaragua	21.2230	20.2123	5.0%	21.0954	20.0908	5.0%
Costa Rica	531.5654	578.2538	-8.1%	544.2584	572.3585	-4.9%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,949.2961	2,230.4619	-12.6%	1,948.6718	2,321.1452	-16.0%
Venezuela	4.3000	2.1500	100.0%	4.2307	2.1500	96.8%
Brazil	1.7921	2.0748	-13.6%	1.7973	2.1931	-18.0%
Argentina	3.9015	3.7287	4.6%	3.8703	3.6359	6.4%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Jun 10	Jun 09	D%

Mexico	12.6567	13.2023	-4.1%
Guatemala	8.0314	8.1493	-1.4%
Nicaragua	21.3509	20.3342	5.0%
Costa Rica	540.2400	579.9100	-6.8%
Panama	1.0000	1.0000	0.0%
Colombia	1,916.4600	2,158.6700	-11.2%
Venezuela	4.3000	2.1500	100.0%
Brazil	1.8015	1.9516	-7.7%
Argentina	3.9310	3.7970	3.5%

July 23, 2010	Page 23